SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                        FORM 11-K


                      [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934

                         For fiscal year ended December 31, 1999

                                           OR

                    [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from          to



                            Commission file number 000-28732



                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   HVIDE MARINE INCORPORATED RETIREMENT PLAN AND TRUST



             B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                                HVIDE MARINE INCORPORATED
                            2200 Eller Drive, P.O. Box 13038
                             Ft. Lauderdale, Florida  33316
                               Telephone:  (954) 523-2200

                                     SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            HVIDE MARINE INCORPORATED
                                            RETIREMENT PLAN AND TRUST





Date:  June 28, 2000                        By:  /s/ GARY C. VAIL
                                             Gary C. Vail, Plan Administrator

                Hvide Marine Incorporated Retirement Plan & Trust

                        Audited Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1999 and 1998




                                    Contents

Report of Independent Certified Public Accountants........................1

Audited Financial Statements

Statements of Net Assets Available for Benefits ..........................2
Statements of Changes in Net Assets Available for Benefits................3
Notes to Financial Statements.............................................4


Supplemental Schedules

Schedule G Part III -- Schedule of Nonexempt Transactions.................8
Schedule H, Line 4i--Schedule of Assets Held for Investment
   Purposes at End of Year................................................9

           Report of Independent Certified Public Accountants

Compensation Committee
Hvide Marine Incorporated Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Hvide Marine Incorporated Retirement Plan and Trust as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ ERNST & YOUNG LLP



Miami, Florida
May 25, 2000

               Hvide Marine Incorporated Retirement Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                          December 31
                                                    1999              1998
                                              ----------------------------------

Assets
Investments, at fair value                         $34,475,157      $29,776,722

Contributions receivable:
   Participants                                        108,422          177,507
   Employer                                          1,356,956          143,851
                                              ----------------------------------
                                                    35,940,535       30,098,080
Liabilities
Excess contribution refunds                             26,181                -
                                              ----------------------------------
Net assets available for benefits                  $35,914,354      $30,098,080
                                              ==================================



See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

           Statements of Changes in Net Assets Available for Benefits


                                                                                      Year ended December 31
                                                                                      1999              1998
                                                                                ------------------------------------
Additions:
   Investment income:
     Net appreciation in fair value of investments                                  $  2,474,312    $     483,579
     Dividends                                                                         2,230,120        1,383,263
   Participant contributions                                                           2,258,908        2,452,308
   Employer contributions                                                              1,743,647        1,612,310
                                                                                ------------------------------------
Total additions                                                                        8,706,987        5,931,460

Deductions:
   Benefits paid directly to participants                                             (2,890,713)      (1,045,307)
                                                                                ------------------------------------
Net increase                                                                           5,816,274        4,886,153

Net assets available for benefits at beginning of year                                30,098,080       25,211,927
                                                                                ------------------------------------
Net assets available for benefits at end of year                                     $35,914,354      $30,098,080
                                                                                ====================================



See accompanying notes.

               Hvide Marine Incorporated Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 1999


1. Summary of Significant Accounting Policies

Basis of Presentation

The Hvide Marine Incorporated Retirement Plan and Trust's (the Plan) financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the participation units owned by the Plan in the common trust fund is based on quoted redemption values on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Administrative Expenses

All of the administrative expenses of the Plan may be paid by the Company or the Plan. During 1999 and 1998, the Company paid all of the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2. Description of Plan

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals, and distributions is disclosed in the Summary Plan Description and the Plan Document. Copies of these documents are available from Hvide Marine Incorporated's Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

               Hvide Marine Incorporated Retirement Plan and Trust

2. Description of Plan (continued)

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all employees of Hvide Marine Incorporated (the Company or the Employer). The plan was adopted effective July 1, 1985.

Hvide Marine Incorporated and substantially all of its wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on September 8, 1999. The Bankruptcy Court confirmed the
Company's Joint Plan of Reorganization (Reorganization Plan) on December 9, 1999, and the Company emerged from bankruptcy on December 15, 1999. As a result, the common stock in the Plan was converted to warrants as described under the Reorganization Plan.

Contributions

Participants may contribute up to 12% of pre-tax and up to 1% of after-tax annual compensation up to the current dollar limit set by the Internal Revenue Service. The Company may make a discretionary matching contribution based on the participant's eligibility. The Company may also, at its discretion, make additional contributions based on the participant's compensation.

Participants may invest contributions among several investment options that involve investments in money market, bond, investment contract trusts, equity funds, and the Company's common stock.

Participant Accounts

Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and related investment income are, at all times, 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described below.

Vesting, Withdrawals and Distributions

Vesting in any Employer contributions plus actual earnings thereon is based on years of continuous service. Participants vest in 20% increments in Employer contributions each year until they are 100% vested after five years of continuous service or upon death, disability, or retirement. Withdrawals and distributions are controlled in accordance with the provisions of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998, is as follows:

                                                                             1999              1998
                                                                       ------------------------------------
         T. Rowe Price Trust Company:
            Mutual funds:
              Equity Income Fund                                            $  3,942,622     $  4,357,747
              Equity Index 500 Fund                                            7,071,743        5,899,372
              Mid Cap Growth Fund                                              2,274,368        1,611,672
              Science & Technology Fund                                        4,848,787        1,571,747
              Small Cap Value Fund                                                     *        2,776,526
            Common trust fund:
              Stable Value Fund Schedule E                                    10,857,319       10,264,999


* Investment not greater than 5%

During the years ended December 31, 1999 and 1998, the Plan's net appreciation (depreciation) in the fair value of investments as determined by quoted market prices was as follows:

                                                        1999              1998
                                                      --------------------------

         Mutual funds                                   $3,093,211   $1,201,388
         Common stock Hvide Marine Incorporated           (618,899)    (717,809)
                                                      --------------------------
                                                        $2,474,312  $   483,579
                                                      ==========================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 18, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Difference Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                    December 31
                                                                       1998
                                                                  -------------

         Net assets available for benefits per the
           financial statements                                     $30,098,080
         Employer contributions receivable                             (137,344)
                                                                  -------------
         Net assets available for benefits per Form 5500            $29,960,736
                                                                  =============

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 1999:

         Total employer contributions per the financial statements    $1,743,647
         Employer contributions received at beginning of year            137,344
                                                                      ----------
         Total employer contributions per Form 5500                   $1,880,991
                                                                      ==========

                         Hvide Marine Incorporated
                         Retirement Plan and Trust

               EIN - 65-0966399 Plan Number - 007
          Schedule G Part III--Schedule of Nonexempt Transactions

                       Year ended December 31, 1999



                                                  (b)                                            (c)
              (a)                   Relationship to Plan, Employer    Description to Transactions Including Maturity Date, Rate of
    Identity of Party Involved        or Other Party-in-Interest             Interest, Collateral, Par or Maturity Value
----------------------------------------------------------------------------------------------------------------------------------
Hvide Marine Incorporated                      Employer                On December 15, 1999, 143,595 shares of Hvide Marine
                                                                       Incorporated common stock converted to 1,153 warrants
                                                                       pursuant to the Reorganization Plan. As of December 31, 1999,
                                                                       the warrants had not been valued.

                                                                       The warrants were subsequently sold for proceeds of
                                                                       $940 in March 2000.

Columns (d) through (j) are not applicable.

               Hvide Marine Incorporated Retirement Plan and Trust

                            EIN--65-0966399 Plan--007
                Schedule H, Line 4i--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


                                                               (c)
                                                        Description of Investment,
                         (b)                          Including Maturity Date, Rate           (e)
             Identity of Issue, Borrower,             of Interest, Collateral, Par,         Current
  (a)          Lessor or Similar Party                      or Maturity Value                Value
---------------------------------------------------------------------------------------------------------
   *    T. Rowe Price Trust Company:
          Mutual funds:                               High Yield Fund                      $   164,597
                                                      Spectrum Income Fund                     208,094
                                                      Dividend Growth Fund                     367,441
                                                      Equity Income Fund                     3,942,622
                                                      Equity Index 500 Fund                  7,071,743
                                                      International Stock Fund                 784,159
                                                      Mid Cap Growth Fund                    2,274,368
                                                      New America Growth Fund                  899,848
                                                      New Asia Fund                            772,055
                                                      New Horizons Fund                        543,144
                                                      Science & Technology Fund              4,848,787
                                                      Small Cap Value Fund                   1,740,980

          Common trust fund:                          Stable Value Fund Schedule E          10,857,319
                                                                                           -----------
                                                                                           $34,475,157
                                                                                           ===========



  * Indicates party in-interest

Note: Cost information has not been included in column (d) because all investments are participant-directed.